Form 10-K405, Exhibit 13
period 1996-12-31
SUPERTEL HOSPITALITY INC
filed 1997-03-31
CIK 919640

                                 EXHIBIT 13.1

                                                                      EXHIBIT 13



                       [SUPERTEL HOSPITALITY, INC. LOGO]

                                    SUPERTEL

                               HOSPITALITY, INC.


                       A leading developer/owner/operator
                     of limited-service lodging properties


                               1996 ANNUAL REPORT

FINANCIAL HIGHLIGHTS




                                           (Dollars in thousands, except per share data)
-----------------------------------------------------------------------------------------------------------
                                                        Year ended December 31,
                                          -----------------------------------------------------------------
                                                 1996                    1995                  1994(1)
                                          -----------------------------------------------------------------
Net revenues                                    $  37,832                $  31,362             $  25,161

Operating income                                    9,101                    8,386                 6,576

Net income                                          3,371                    3,624                 2,925

Net income per share                            $    0.70                $    0.75             $    0.70

Weighted average common shares outstanding      4,840,000                4,840,000             4,206,575

Number of motels (at year end)                         59                       48                    41

Number of motel rooms (at year end)                 4,156                    3,295                 2,846

-----------------------------------------------------------------------------------------------------------

(1) Excludes pro forma after tax nonrecurring gain of $131,333, or $0.03 per share, and an $860,706 benefit, or $0.21 per share resulting from the change in accounting for income taxes.





                                  [THREE BAR GRAPHS]


               ROOMS RENTED        AVERAGE DAILY ROOM RATE       OCCUPANCY RATE


92                563,418                 $34.32                     70.0%

93                603,367                  35.80                     70.5%

94                667,545                  37.69                     69.4%

95                793,151                  39.54                     69.6%

96                903,413                  41.37                     65.7%





                           SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT   1

FELLOW STOCKHOLDERS:


1996 was a year of substantial growth and change for Supertel. Revenues were up strongly and we continued to generate healthy profitability. Earnings, however, declined from the prior year due to the costs associated with an accelerated property development program.


FINANCIAL RESULTS

For the year ended December 31, 1996, total lodging revenues increased 20.6 percent to $37.8 million from $31.4 million in 1995. Operating income comparisons were also positive -- ahead 8.6 percent to $9.1 million -- but increased less than revenue growth. While most of the expense items expanded roughly in line with sales growth, depreciation and amortization increased 38.0 percent, due to the high level of property additions. Earnings before interest, taxes and depreciation (EBITDA) -- an important measure of our ability to generate cash -- increased 15.1 percent.

        Due to higher debt levels, higher interest expense and lower occupancy, net income declined 7.0 percent to $3.4 million in 1996 and $3.6 million in 1995. Earnings per share were $0.70 compared to $0.75 in 1995.

        Occupancy rates were down year-over-year. For all properties, occupancy declined to 65.7 percent in 1996 from 69.6 percent in 1995. For seasoned properties -- those owned and operated for more than one year -- occupancy was
68.3 percent versus 70.7 percent.

        Lower occupancy rates were offset by a higher average daily room rate
(ADR), which increased 5.9 percent to $41.87. As a result, revenue per available room (REVPAR) was essentially flat at $27.49 in 1996 compared with $27.52 in 1995.

        The pressure on earnings in 1996 was largely the result of the high level of new property development in Texas. However, progress made during the year confirms our belief that the expansion program in Texas was and continues to be a sound strategic move.

        In 1996, we opened four Super 8 motels in Texas, bringing our total number of properties in that state to nine. Our rapid expansion in Texas meant that we had a larger number of unseasoned properties that were new competitors in the marketplace. Yet, we see many favorable trends in the Texas market. As a group, newer Texas


[PHOTO]

Supertel's management team --
(left to right), Steve Borgmann,
Paul Schulte, Richard Herink
and Troy Beatty.


2 SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT additions are performing at a higher level than did our first two Texas properties in College Station and Waco when they opened in 1994. Super 8 VIP card sales are strong, which bodes well for our ability to generate repeat business. In addition, industry data support the fact that the Dallas area is still a favorable market in terms of the supply/demand outlook for lodging properties.

[TEXAS MAP]

     We have increased our marketing initiatives, including more advertising and direct selling efforts in Texas. As a result, business has improved significantly. Fourth quarter occupancy rates at our Texas properties were approximately 10 percentage points higher than in the year-ago period. If fourth quarter trends continue, Texas should contribute positively to earnings in 1997.

[WISCONSIN MAP]

- Supertel Hospitality Lodging


SIGNIFICANT DEVELOPMENTS

In last year's annual report, we indicated that our goal was to add 400 to 600 new rooms in 1996. At mid-year 1996, we raised that goal to 700 to 900 rooms. By year-end 1996, we had added 861 rooms, bringing the total count to 4,156 rooms, an increase of 26.1 percent for the year.

     In 1996, we expanded into Wisconsin, our tenth Midwestern state. Supertel acquired six properties in that state -- two Comfort Inns and four Super 8 motels. All of these properties are of "Supertel quality," with well-maintained facilities in good locations. With less than one-half year under our ownership, the group contributed positively to earnings in 1996 and, with a full year in 1997, we project an even greater contribution.

     In 1996 we also acquired a 48-room Super 8 in Parsons, Kansas. The Parsons location fits nicely into our existing cluster of Kansas motels and, as a result, has allowed us to generate synergies in management and marketing.

     Another success for us in 1996 was the completion of two property additions. We added 35 rooms to our "Cornhusker" Super 8 motel in Lincoln, Nebraska, and 14 rooms to our Marshall, Missouri, Super 8. The economics of property additions are quite favorable, and risks are minimized by our existing presence in and knowledge of the market. Furthermore, the incremental cost per room of an addition is less than the construction of new property. At Lincoln and Marshall, cash flow increased significantly after the room additions.

A NEW POSITIONING

As you can see from the front cover of this annual report, we have changed the way we are positioning the company. As a result, new opportunities are now open to us. In the past, we described ourselves as one of the largest franchisees of the Super 8 economy motel chain. Today, we are the second largest Super 8 franchisee. Additionally, we are becoming a leading developer, owner and opera-



                             SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT   3
add 400 to 600 new rooms in 1997. That plan includes 202 rooms at the two Wingate Inns.

        Acquiring existing properties continues to be part of our growth strategy. We continue to see good opportunities to acquire quality properties at attractive prices. But as always, we will remain very selective and rigorous in our evaluation process.

        An expanding supply of properties made 1996 a challenging year for the limited-service lodging industry. We anticipate another competitive year in 1997 in terms of industry-wide supply/demand conditions. Nonetheless, as we have done successfully in the past, we will continue to focus on balancing occupancy and the ADR in a way that maximizes REVPAR and cash flow from each property.

        For Supertel, the talent and dedication of our employees is the driving force behind our success. While we have always known that, it is rewarding when such performance is recognized by others. Every year, the Super 8 chain selects a "Manager of the Year." Of the more than 1,400 Super 8 motels nationwide, Supertel managers have been named Manager of the Year in three of the past 10 years, including last year when Nona West, manager of our Lincoln "Cornhusker" Super 8, was selected for this important honor. Congratulations, Nona.

        Finally, thank you to our fellow shareholders. With your support, we have been able to pursue an expansion strategy that we expect will generate significant benefits in terms of our long-term growth and profitability.

Paul J. Schulte
--------------------------------
Paul J. Schulte
President and CEO

Steve H. Borgmann
--------------------------------
Steve H. Borgmann
Executive Vice President and COO




                            SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT   3

SELECTED FINANCIAL STATEMENT DATA
& QUARTERLY FINANCIAL INFORMATION
Supertel Hospitality, Inc. and Subsidiaries

-----------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL STATEMENT DATA
                                                                (Dollars in thousands, except per share data)

                                         1996            1995         1994(1)         1993(1)         1992(1)         1991(1)
-----------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
        Revenues                         $37,832         $31,362      $25,161        $  21,603        $19,337         $16,638
        Operating Income                   9,104           8,386        6,576            5,864          4,789           3,888
        Net income before nonrecurring
         gain and accounting change        3,371           3,624        2,925(2)         2,142          1,386             717
        Net income                         3,371           3,624        3,937            2,142          1,386             717
        Net income per share before
         nonrecurring gain and
         accounting change               $  0.70         $  0.75      $  0.70(2)      $   0.71        $  0.46         $  0.24
        Net income per share                0.70            0.75         0.94             0.71           0.46            0.24
        Cash dividends per share              --              --           --               --             --              --

-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA;
        Working capital (deficit)        $ 3,463         $ 3,468      $   454         $(13,967)       $(5,526)        $(3,408)
        Total assets                      92,276          67,928       48,846           37,781         33,603          31,402
        Long-term debt (excluding
         current portion)                 58,895          38,188       24,045           19,207         25,220          24,993
        Stockholders' equity              28,759          25,388       21,783            2,337            918             791

-----------------------------------------------------------------------------------------------------------------------------------

QUARTERLY FINANCIAL INFORMATION (Unaudited)
                                                                (Dollars in thousands, except per share data)

                                                                                                       Stock market prices
                Motel           Operating       Net             Net income                             -------------------
                revenues        income          income          per share               Shares            High        Low
-----------------------------------------------------------------------------------------------------------------------------------
1996
First           $ 7,257         $1,364          $  426          $0.09                   4,840           $11.25      $ 9.75
Second            9,469          2,540           1,050           0.22                   4,840            11.75        8.77
Third            11,442          3,155           1,281           0.26                   4,840            11.00        9.00
Fourth            9,664          2,045             614           0.13                   4,840             9.63        8.88
-----------------------------------------------------------------------------------------------------------------------------------
Year             37,832          9,104           3,371           0.70                   4,840            11.75        8.77
-----------------------------------------------------------------------------------------------------------------------------------

1995
First             6,473          1,295             446           0.09                   4,840            14.25       12.25
Second            8,401          2,575           1,150           0.24                   4,840            14.25       12.25
Third             9,050          2,849           1,402           0.29                   4,840            13.50       12.00
Fourth            7,438          1,667             626           0.13                   4,840            13.88       10.00
-----------------------------------------------------------------------------------------------------------------------------------
Year             31,362          8,386           3,624           0.75                   4,840            14.25       10.00
-----------------------------------------------------------------------------------------------------------------------------------

Net income per share is computed independently for each of the quarters. Therefore, the sum of the quarterly income per share may not equal the total for the year.

(1) Supertel's predecessors were taxed as either Subchapter S corporations or as partnerships prior to the initial public offering in May 1994. Accordingly, their historical financial statements contain no provision for federal and state income taxes. Pro forma net income and per share data reflect a combined federal and state tax rate of 40% prior to the date of the IPO.

(2) Excludes pro forma after-tax nonrecurring gain on involuntary conversion of $151,333, or $0.03 per share, and an $860,706 benefit, or $0.21 per share, resulting from the change in accounting for income taxes.

The Company has not paid any cash dividends on the common stock and does not expect to pay any dividends in the near future. The Company anticipates that any cash flow generated from operations will be used to expand the Company's business.

6  SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Supertel Hospitality, Inc. and Subsidiaries


OVERVIEW

Supertel revenues are derived primarily from motel operations. The following table sets forth, for the periods indicated, certain data as percentages of motel revenues:

                                              Years ended December 31,
                                       -----------------------------------------
                                         1996            1995            1994
                                       -----------------------------------------
Motel revenue:
  Lodging revenues                      96.8%           96.5%           96.4%
  Other lodging activities               3.2             3.5             3.6
                                       -----------------------------------------
    Total motel revenues               100.0           100.0           100.0
                                       -----------------------------------------
Operating expenses:
  Payroll and payroll taxes             23.9            23.7            23.4
  Royalties and advertising fund         6.4             6.3             6.3
  Other lodging                         27.9            26.4            26.2
                                       -----------------------------------------
    Total lodging expenses              58.2            56.4            55.9
  Other lodging activities               2.4             2.5             2.5
  Depreciation and amortization          8.3             7.2             7.7
  General and administrative             7.0             7.2             7.8
                                       -----------------------------------------
    Total operating expenses            75.9            73.3            73.9
                                       -----------------------------------------
    Operating income                    24.1            26.7            26.1
                                       -----------------------------------------
Other income (expense):
  Interest expense                      (9.3)           (7.6)           (7.1)
  Miscellaneous income                    --              --             1.4
                                       -----------------------------------------
                                        (9.3)           (7.6)           (5.7)
                                       -----------------------------------------
    Net income before taxes             14.8%           19.1%           20.4%
                                       -----------------------------------------

RESULTS OF OPERATIONS

For the Years Ended December 31, 1996 and 1995

Total motel revenues for 1996 were $37,832,388, an increase of $6,470,875 or 20.6% over total revenues of $31,361,513 for 1995. The increase were primarily due to an increase of $6,344,901 in revenue from lodging operations. Revenues from other lodging activities, which consist of telephone and vending revenues, increased $125,974.

The increase in revenue from lodging operations resulted primarily from renting 903,643 rooms in 1996 compared to 793,151 rooms rented in 1995, an increase of 110,492 or 13.9%. The increase in revenue from other lodging activities resulted from the increase in the number of rooms rented. The increase in rooms rented resulted primarily from the number of rooms added during the year. The Company opened four new Super 8 motels in Texas, purchased four existing Super 8 motels in Wisconsin and purchased one Super 8 motel in Kansas. In addition, two Comfort Inn motels were purchased in Wisconsin.

Revenues from lodging operations were favorably impacted by an increase in the average daily room rate. The average daily room rate was $41.87 for 1996 compared to $39.54 for 1995, an increase of $2.33 or 5.9%.

                                SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT 7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Supertel Hospitality, Inc. and Subsidiaries

Motel revenues were also impacted by a decrease in occupancy. Occupancy as a percentage of rooms available decreased to 65.7% in 1996 from 69.6% in 1995. New motels generally have lower occupancy rates than those experienced by seasoned properties. The occupancy rate for seasoned properties (properties owned more than one year) in 1996 was 68.3% versus 70.7% for 1995. Revenue per available room (REVPAR) for 1996 decreased to $27.49 from $27.52 in the prior year.

Lodging expenses for 1996 were $22,023,380 compared to $17,693,355 for 1995, an increase of $4,330,025 or 24.5%. The increase in lodging expenses was due primarily to the increase in number of rooms available to rent and rooms rented. Lodging expenses as a percentage of motel revenues for 1996 increased to 58.2% from 56.4% for 1995. The increase in expenses resulted from expenses incurred in connection with the properties acquired/opened in the fourth quarter of 1995 and with those opened in 1996. The increase in lodging expense as a percentage of lodging revenue was impacted by the decrease in occupancy, which resulted in lower total revenue to cover fixed costs.

Depreciation and amortization expenses for 1996 were $3,132,866 compared to $2,269,604 for 1995, an increase of $863,262 or 38.0%. The increase was primarily due to an increase in the number of motel properties.

General and administrative expenses for 1996 were $2,665,794 compared to $2,243,505 for 1995, an increase of $422,289 or 18.8%. The increase in general and administrative expenses was due primarily to the expansion of staff to handle current and anticipated motel growth.

Interest expense increased by 48.5% or $1,158,266 to $3,545,296 for 1996 from $2,387,030 in 1995. The increase was primarily due to the additional borrowings for acquisitions and construction. Average bank borrowings for 1996 increased to $45,320,603 from $29,217,517 for 1995, an increase of $16,103,086 or 55.1%.

For the reasons described above, net income decreased 7.0% to $3,371,247 for 1996 from $3,624,307 for 1995. Net income per share from continuing operations for 1996 was $0.70 compared to $0.75 for 1995. Weighted average shares outstanding stayed constant at 4,840,000.

For the Years Ended December 31, 1995 and 1994

Total motel revenues for 1995 were $31,361,513, an increase of $6,200,402 or 24.6% over total revenues of $25,161,111 for 1994. The increase was primarily due to an increase of $6,017,822 in revenue from lodging operations. Revenues from other lodging activities increased $182,580.

The increase in revenue from lodging operations resulted primarily from renting 793,151 rooms in 1995 compared to 667,545 rooms rented in 1994, an increase of 125,606 or 18.8%. The increase in revenue from other lodging activities resulted from the increase in the number of rooms rented. The increase in rooms rented resulted primarily from the opening of three new motels in Dallas, Texas, in February, October and late December 1995. In addition, the Company purchased four existing Super 8 motels in the first quarter of 1995, two in Iowa and two in Illinois. The openings and purchases added 513 rooms during 1995. During the remodeling of the Bullhead City, Arizona, facility, which began in the third quarter of 1995, 64 rooms were taken out of service.

8 SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Supertel Hospitality, Inc. and Subsidiaries

Revenues from lodging operations were favorably impacted by an increase in the average daily room rate. The average daily room rate was $39.54 for 1995 compared to $37.69 for 1994, an increase of $1.85 or 4.9%.

Motel revenues were also impacted by an increase in occupancy.
Occupancy as a percentage of rooms available increased to 69.6% in 1995 from 69.4% in 1994. The occupancy rate for seasoned properties (properties owned more than one year) in 1995 was 70.7% versus 71.3% for 1994. REVPAR for 1995 increased to $27.52 from $26.16 for the prior year, an increase of $1.36 or 5.2%.

Lodging expenses for 1995 were $17,693,355 compared to $14,059,790 for 1994, an increase of $3,633,565 or 25.8%. The increase in lodging expenses was due primarily to the increase in number of rooms available to rent and rooms rented. Lodging expenses as a percentage of motel revenues for 1995 increased to 56.4% from 55.9% for 1994. The comparison reflects the impact of new acquisitions and the opening of new properties during the year.

Depreciation and amortization expenses for 1995 were $2,269,604 compared to $1,932,512 for 1994, an increase of $337,092 or 17.4%. The increase was primarily due to an increase in the number of motel properties.

General and administrative expenses for 1995 were $2,243,505 compared to $1,953,384 for 1994, an increase of $290,121 or 14.9%. The increase in general and administrative expenses was due primarily to the expansion of staff to handle current and anticipated motel growth. Key positions added were an executive vice president, a vice president of marketing and an assistant vice president of computer installation and training.

Interest expense increased by 33.1% or $593,742 to $2,387,030 for 1995 from $1,793,288 for 1994. The increase was primarily due to the additional borrowings for acquisitions and construction. Interest expense was, however, positively affected by the decrease in the prime rate during 1995 and the negotiating of a lower rate on the line of credit. Average bank borrowings for 1995 increased to $29,217,517 from $24,582,254 in 1994, an increase of
$4,635,263 or 18.9%.

Supertel adopted the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, during the second quarter of 1994. The adoption resulted in a deferred tax benefit of $860,706 or $0.21 per share. Supertel recorded a nonrecurring gain on involuntary conversion of a company-owned aircraft during the first quarter of 1994 in the amount of $252,222, or $151,333 pro forma after-tax effect ($0.03 per share pro forma net income effect for fiscal year 1994).

For the reasons described above, pro forma net income from continuing operations increased 17.8% to $3,624,307 for 1995 from $3,076,565 for 1994. The 1994 amount includes $151,333 from the nonrecurring gain in the first quarter. Excluding the 1994 nonrecurring gain, pro forma net income from operations for 1995 increased 23.9%. Pro forma net income per share from continuing operations for 1995 was $0.75 compared to $0.73 for 1994 (including $0.03 per share from the nonrecurring gain). Weighted average shares outstanding increased 15.1% from 4,206,575 in 1994 to 4,840,000 in 1995.

                               SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT 9

[PHOTO OF SUPER 8, PLANO, TEXAS]
[CAPTION]
The Super 8 in Plano, Texas, represents the design prototype used in all of Supertel's new construction in Texas.

[PHOTO OF WINGATE INN]
[CAPTION]
Supertel plans to open its first two Wingate Inns in 1997.

[PHOTO OF COMFORT IN, MINOCQUA, WISCONSIN]
[CAPTION]
Supertel now owns and operates two Comfort Inns, including this property in Minocqua, Wisconsin.


tor of limited-service lodging properties. The difference is more than one of semantics. We believe that we can now leverage our abilities in the limited-service segment of the lodging industry -- as demonstrated by our successful history as a developer, owner and operator of Super 8 motels -- across other brands.

        During the past year, we also strengthened Supertel's management team. Troy Beatty, who joined us at year-end as senior vice president and chief financial officer, will play a key role in business development, strategic planning and financial communications. And we welcomed Nancy Hales, vice president of marketing, who brings to us 14 years of experience in sales and marketing in the hospitality industry.

OUTLOOK FOR 1997

        During the first half of 1997, we plan to open two Wingate Inns in Texas, one in the Las Colinas area of Irving and the other in Houston. Wingate is a new limited-service, mid-market hotel chain that has been developed by HFS, Inc. It represents, in our opinion, the best researched new lodging product on the market. Indications -- based on the early results of the four Wingate Inns already opened by other developers -- are that it will be a success.

        For 1997, we expect the pace of new property additions to slow somewhat from 1996 levels. Our plan is to


4  SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Supertel Hospitality, Inc. and Subsidiaries


LIQUIDITY AND CAPITAL RESOURCES

Supertel's growth has been financed through a combination of cash provided from operations and long-term debt financing. Cash provided from operations was $6,769,441 for 1996 and $7,333,254 for 1995. The decrease in cash provided from operations resulted from an increase in lodging expenses and the payment of capital expenditures accrued for at December 31, 1995. Supertel requires capital principally for the construction, acquisition and improvement of lodging facilities plus expenditures for future site development. Capital expenditures for such purposes were approximately $27,000,000 in 1996 and $17,300,000 in 1995. Long-term debt (excluding current installments of long-term debt) was $58,894,525 at December 31, 1996 and $38,188,302 at
December 31, 1995.

Long-term debt increased in 1996 to finance Supertel's construction, acquisition and site development activities. Supertel's current installments of long-term debt were $1,067,023 at December 31, 1996 and $1,070,370 at December 31, 1995.

Supertel's financing for construction, acquisition and site development activities is provided by a long-term revolving line of credit for $40,000,000 and long-term debt with four banks aggregating approximately $26,100,000 and maturing in 1998 through 2004. Approximately $8,760,000 remained available on the line of credit as of December 31, 1996. Supertel's loan agreements contain certain restrictions and covenants related to, among other things, minimum debt service, maximum debt per motel room and maximum debt to tangible net worth. At December 31, 1996, Supertel was in compliance with these covenants. Supertel's ratio of long-term debt (including current installments) to long-term debt and stockholders' equity was 67.6% at December 31, 1996 compared to 60.7% at December 31, 1995. The increase was due to additional borrowing for new capital expenditures.

The Company's current ratio during the past three years and its working capital are as shown in the following table:

                                            Year ended December 31,
                                -----------------------------------------------
                                   1996              1995              1994
                                -----------------------------------------------
Working capital                 $3,463,122       $3,468,667         $ 453,685
                                -----------------------------------------------
Current ratio                         1.76             1.80              1.15
                                -----------------------------------------------

During 1996, Supertel constructed 471 motel rooms and acquired 390 rooms, for a total of 861 rooms. Capital and other expenditures for such development totaled $27,015,120. Supertel plans to construct or acquire a total of approximately 400-600 motel rooms in 1997 and expects that approximately $14,000,000 - $19,000,000 of capital funds will be necessary to finance such development. Supertel also has principal payments totaling $1,067,023 due under existing long-term debt obligations during 1997. Supertel believes that a combination of cash flow from operations, the use of funds from its line of credit, securing new short- and long-term facilities, and the ability to leverage three unencumbered properties will be sufficient to fund scheduled development and debt repayments.



10 SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT

INDEPENDENT AUDITORS' REPORT
SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES



TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
SUPERTEL HOSPITALITY, INC.

We have audited the accompanying consolidated balance sheets of Supertel Hospitality, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Supertel Hospitality, Inc. and Subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

During 1994, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.


                                                 KPMG PEAT MARWICK LLP


                                                 /s/ KPMG Peat Marwick LLP
                                                 --------------------------
                                                     KPMG Peat Marwick LLP
Omaha, Nebraska
January 31, 1997


                            SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT   11

CONSOLIDATED BALANCE SHEETS
Supertel Hospitality, Inc. and Subsidiaries

                                                                                                 December 31,
                                                                                         ---------------------------
                                                                                             1996           1995
                                                                                          ---------------------------
ASSETS
Currents assets:
   Cash, including cash equivalents of $5,566,573 in 1996 and $6,098,263 in 1996         $ 6,487,764     $ 6,724,172
   Accounts receivable                                                                     1,018,045         622,498
   Prepaid expenses                                                                          319,862         231,564
   Recoverable income taxes                                                                  204,803         241,969
                                                                                          ---------------------------
        Total current assets
                                                                                          ---------------------------
Property and equipment, at cost (notes 2 and 3)                                           97,574,480      71,309,946
   Less accumulated depreciation                                                          15,131,485      12,888,707
                                                                                          ---------------------------
        Net property and equipment                                                        82,442,995      58,421,239
                                                                                          ---------------------------

Other assets:
   Intangible assets, less amortization of $811,677 in 1996 and $542,201 in 1995          1,644,939       1,213,698
   Deferred income taxes (note 4)                                                                --         333,700
   Other assets                                                                             157,299         138,681
                                                                                          ---------------------------
        Total other assets                                                                1,802,238       1,686,079
                                                                                          ---------------------------
                                                                                        $92,275,707     $67,927,521
                                                                                          ---------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current installments of long-term debt (note 3)                                      $ 1,067,023     $ 1,070,370
   Accounts payable                                                                         786,456       1,433,186
   Accrued expenses:
      Real estate taxes                                                                   1,295,240         925,331
      Sales and lodging taxes                                                               326,749         242,317
      Payroll and payroll taxes                                                             470,990         331,082
      Royalty fees                                                                          258,185         126,495
      Interest                                                                              362,709         217,961
      Other                                                                                      --           4,794
                                                                                         ---------------------------
        Total accrued expenses                                                            2,713,873       1,847,980
                                                                                         ---------------------------
        Total current liabilities                                                         4,567,352       4,351,536
                                                                                        ---------------------------
Deferred income taxes (note 4)                                                               54,900              --
Long-term debt, excluding current installments (note 3)                                  58,894,525      38,188,302
Stockholders' equity:
   Preferred stock, $1.00 par value. Authorized 1,000,000 shares; none issued                    --              --
   Common stock, $0.01 par value. Authorized 10,000,000 shares; issued and
     outstanding 4,840,000 shares (note 1)                                                   48,400          48,400
   Additional paid-in capital (notes 1 and 11)                                            8,346,529      18,346,529
   Retained earnings (note 11)                                                           10,364,001       6,992,754
                                                                                         ---------------------------
        Total stockholders' equity                                                       28,758,930      25,387,683
                                                                                         ---------------------------
Commitments and contingency (notes 5 and 6)
                                                                                         ---------------------------
                                                                                         $92,275,707     $67,927,521
                                                                                          --------------------------



See accompanying notes to consolidated financial statements.

12  SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME

Supertel Hospitality, Inc. and Subsidiaries

                                                                                 Years ended December 31,
                                                                        -------------------------------------------
                                                                          1996             1995           1994
                                                                        -------------------------------------------
Motel revenues:
  Lodging revenues                                                      $36,609,035     $30,264,134     $24,246,312
  Other lodging activities                                                1,223,353       1,097,379         914,799
                                                                        -------------------------------------------
    Total motel revenues                                                 37,832,388      31,361,513      25,161,111
                                                                        -------------------------------------------
Direct operating expenses:
  Payroll and payroll taxes                                               9,030,390       7,437,509       5,893,608
  Royalties and advertising fund                                          2,415,065       1,970,521       1,578,730
  Other lodging                                                          10,577,925       8,285,325       6,587,452
                                                                        -------------------------------------------
    Total lodging expenses                                               22,023,380      17,693,355      14,059,790
  Other lodging activities                                                  906,058         769,335         639,243
  Depreciation and amortization                                           3,132,866       2,269,604       1,932,512
  General and administrative                                              2,665,794       2,243,505       1,953,384
                                                                        -------------------------------------------
    Total direct operating expenses                                      28,728,098      22,975,799      18,584,929
                                                                        -------------------------------------------
    Operating income                                                      9,104,290       8,385,714       6,576,182
Other income (expenses):                                                -------------------------------------------
  Interest expense                                                      (3,545,296)     (2,387,030)     (1,793,288)
  Miscellaneous income and other expenses                                    27,753            (377)         99,255
  Gain on involuntary conversion                                                 --              --         252,222
                                                                        -------------------------------------------
                                                                         (3,517,543)     (2,387,407)     (1,441,811)
                                                                        -------------------------------------------
      Income before income taxes and cumulative
        effect of change in accounting principle                          5,586,747       5,998,307       5,134,371
Income tax expense (note 4)                                               2,215,500       2,374,000       1,687,000
                                                                        -------------------------------------------
      Income before cumulative effect of
        change in accounting principle                                    3,371,247       3,624,307       3,447,371
Cumulative effect of change in accounting for
  income taxes (note 4)                                                          --              --         860,706
                                                                        -------------------------------------------
      Net income                                                        $ 3,371,247     $ 3,624,307     $ 4,308,077
                                                                        -------------------------------------------
Pro forma information (note 4):
  Income before cumulative effect of change in accounting
    principle                                                             3,371,247       3,624,307       3,447,371
  Pro forma income taxes                                                         --              --         370,806
                                                                        -------------------------------------------
      Pro forma income before cumulative effect of
        change in accounting principle                                  $ 3,371,247     $ 3,624,307     $ 3,076,565
                                                                        -------------------------------------------
    Net income                                                            3,371,247       3,624,307       4,308,077
    Pro forma income taxes                                                       --              --         370,806
                                                                        -------------------------------------------
      Pro forma net income                                              $ 3,371,247     $ 3,624,307     $ 3,937,271
                                                                        -------------------------------------------
Pro forma net income per share:
  Continuing operations                                                       $0.70           $0.75           $0.73
  Cumulative effect of change in accounting for income taxes                     --              --            0.21
                                                                        -------------------------------------------
      Pro forma net income per share                                          $0.70           $0.75           $0.94
                                                                        -------------------------------------------
Weighted average shares outstanding                                       4,840,000       4,840,000       4,206,575
                                                                        -------------------------------------------

See accompanying notes to consolidated financial statements.

                               SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT 13

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
THREE-YEAR PERIOD ENDED DECEMBER 31, 1996
Supertel Hospitality, Inc. and Subsidiaries


                                                                Additional                      Total
                                Preferred       Common          paid-in         Retained        stockholders'
                                stock           stock           capital         earnings        equity
                                -----------------------------------------------------------------------------
Balance, December 31, 1993      $    --         $    --         $        --     $ 2,337,253     $ 2,337,253

Issuance of 3,000,000 shares
  of common stock upon
  consolidation                      --          30,000                  --              --          30,000

Net proceeds from public
  offering of 1,840,000
  shares of common stock             --          18,400          16,664,356              --      16,682,756

Net income                           --              --                  --       4,308,077       4,308,077

Distributions                        --              --                  --      (1,594,710)     (1,594,710)
                                ---------------------------------------------------------------------------
Balance, December 31, 1994
  as previously reported             --          48,400          16,664,356       5,050,620      21,763,376

Reclassify undistributed
  earnings (note 11)                 --              --           1,682,173      (1,682,173)             --
                                ---------------------------------------------------------------------------
Balance, December 31, 1994,
  as restated                        --          48,400          18,346,529       3,368,447      21,763,376

Net income                           --              --                  --       3,624,307       3,624,307
                                ---------------------------------------------------------------------------
Balance, December 31, 1995           --          48,400          18,346,529       6,992,754      25,387,683

Net income                           --              --                  --       3,371,247       3,371,247
                                ---------------------------------------------------------------------------
Balance, December 31, 1996      $    --         $48,400         $18,346,529     $10,364,001     $28,758,930
                                ===========================================================================

See accompanying notes to consolidated financial statements.


14 SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS
SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES


                                                                   Years ended December 31,
                                                         ------------------------------------------
                                                             1996           1995            1994
                                                         ------------------------------------------
Cash flows from operating activities:
  Net income                                             $ 3,371,247    $ 3,624,307     $ 4,308,077
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation                                         2,862,390      2,112,265       1,698,622
      Amortization                                           270,476        157,339         233,890
      Gain on involuntary conversion                          --             --            (252,222)
      Loss on sale of property and equipment                 104,244        120,394          41,985
      Deferred income taxes                                  388,600        349,000        (682,700)
      (Increase) decrease in current assets:
        Accounts receivable                                 (395,547)      (169,019)        (75,927)
        Prepaid expenses                                     (88,298)        30,995        (164,832)
        Recoverable income taxes                              37,166        (69,625)       (172,344)
      Increase (decrease) in current liabilities:
        Accounts payable                                    (646,730)       743,508         (23,032)
        Accrued expenses                                     865,893        434,090         374,130
                                                         ------------------------------------------
          Net cash provided by operating activities        6,769,441      7,333,254       5,285,647
                                                         ------------------------------------------
Cash flows from investing activities:
  Additions to property and equipment                    (27,015,120)   (17,316,104)    (10,676,905)
  Increase in intangibles and other assets                  (720,335)      (344,051)       (466,280)
  Proceeds from sale of property and equipment                26,730        169,512           6,708
                                                         ------------------------------------------
          Net cash used in investing activities          (27,708,725)   (17,490,643)    (11,136,477)
                                                         ------------------------------------------
Cash flows from financing activities:
  Proceeds from issuance of stock, net of offering
    costs (note 1)                                            --             --          16,712,756
  Repayments of long-term debt                           (48,262,058)   (27,467,597)    (31,044,805)
  Proceeds from long-term debt                            68,964,934     41,817,611      22,914,076
  Repayments of notes payable to banks                        --            (70,200)       (400,000)
  Proceeds from notes payable to banks                        --             --              70,200
  Distributions to partners (note 1)                          --             --          (1,594,710)
                                                         ------------------------------------------
          Net cash provided by financing activities       20,702,876     14,279,814       6,657,517
                                                         ------------------------------------------
Net increase (decrease) in cash and cash equivalents        (236,408)     4,122,425         806,687
Cash and cash equivalents at beginning of year             6,724,172      2,601,747       1,795,060
                                                         ------------------------------------------
Cash and cash equivalents at end of year                 $ 6,487,764    $ 6,724,172     $ 2,601,747
                                                         ==========================================

       Supplemental Cash Flow Information
Cash paid during the year for:
  Interest (including amounts capitalized of $214,577
    in 1996, $137,681 in 1995 and $83,191 in 1994)       $ 3,615,125    $ 2,390,365     $ 1,902,170
  Income taxes                                             1,789,734      2,094,625       1,681,350
                                                         ==========================================

       Noncash Financing Activities
Long-term debt totaling $3,555,191 in 1994 was refinanced.


See accompanying notes to consolidated financial statements.



                            SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT   13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Supertel Hospitality, Inc. and Subsidiaries





(1)  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            (a) BUSINESS
                Supertel Hospitality, Inc. ("Supertel" or the "Company") owns, operates and constructs limited-service lodging facilities under the Super 8 and Comfort Inn brand names. The Company has 59 properties throughout the Midwest and Texas. Supertel is a vertically integrated motel construction, development and operations company that (i) identifies potential sites for the construction of new motels and analyzes existing motels that are available for acquisition, (ii) develops and constructs new motel properties and renovates existing motels it acquires, and
                (iii) manages its own motel properties.

            (b) BASIS OF PRESENTATION
                (i)  Consolidation
                     Concurrent with the effective date (April 30, 1994) of an initial public offering ("IPO") of the Company's common stock, Spartan "8", a limited partnership ("Spartan"), transferred all assets and liabilities to the Company in exchange for common stock. In addition, the shareholders of Simplex, Inc. ("Simplex") and Motel Developers, Inc. ("MDI") exchanged shares of common stock of Simplex and MDI for common shares of the Company, resulting in Simplex and MDI becoming wholly-owned subsidiaries of the Company. During 1994 and prior to the IPO, the Company paid distributions of $1,594,710 of the Company's partnership and S corporation income to cover partner and shareholder tax liabilities and to distribute the undistributed earnings of Simplex and MDI. The consolidated financial statements have been prepared giving effect to the consolidation for all periods presented.

                     All significant intercompany balances and transactions have been eliminated in consolidation.

                (ii) Pro Forma Net Income Per Share
                     The pro forma net income per share in 1994 includes the 3,000,000 shares outstanding resulting from the above-noted consolidation and the 1,840,000 shares issued in the IPO in calculating the weighted average number of common shares outstanding.

            (c) PROPERTY AND EQUIPMENT
                The Company records its property and equipment at cost. Major improvements and betterments to existing property and equipment are capitalized. Expenditures for repairs and maintenance that do not extend the life of the applicable asset are charged to expense as incurred. The Company computes depreciation on a straight-line and declining balance method over the estimated useful lives of the related assets as follows:

                Buildings                               40 years
                Furniture, fixtures and equipment       5 to 7 years
                Vehicles                                5 years




16  SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Supertel Hospitality, Inc. and Subsidiaries

            (d) INTANGIBLE ASSETS

                The Company has 20-year franchise agreements with Super
                8 Motels, Inc. and Choice Hotels International expiring from 1998 to 2016. Connected with these agreements is the requirement that the Company pay to the franchisor royalties, advertising fees and reservation service fees amounting to 5% to 8.05% of motel revenues.

                The Company amortizes its intangible assets on the straight-line method over the following years:

                Franchise fees                 20 years
                Organization costs             5 years
                Loan origination fees          Period of loan
                Noncompete agreements          5 years

            (e)  INCOME TAXES

                Spartan was treated as a partnership for federal and state income tax purposes, and Simplex and MDI had elected to be treated as S corporations. As a partnership or an S corporation, the earnings of Spartan, Simplex and MDI were reported by the individual partners or shareholders and the companies were not responsible for federal or state income taxes.

                The Company is now taxed as a C corporation and, accordingly, incurs federal and state taxes at the entity level. The accompanying consolidated statements of income reflect provisions for income taxes on a pro forma basis as if the Company were liable for federal and state income taxes as taxable corporate entities throughout 1994 at a consolidated rate of 40%.

                Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                The cumulative effect of the change in accounting for income taxes of $860,706 or $0.21 per share was determined as of May 1, 1994 and was reported separately in the consolidated statement of income in 1994.

                (f)  CASH AND CASH EQUIVALENTS

                For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with maturities of less than 90 days to be cash equivalents.

                                SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Supertel Hospitality, Inc. and Subsidiaries


             (g) INCOME PER SHARE
                 Net income per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Fully diluted net income per share is not presented as it is not materially different from primary net income per share.

             (h) USE OF ESTIMATES
                 Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

             (i) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
                 The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. The carrying amounts of each of the Company's long-term debt instruments also approximate fair value because the interest rate is variable and tied to various market rates.

             (j) STOCK OPTION PLAN
                 Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. See Note 7.

             (k) RECLASSIFICATIONS
                 Certain consolidated balance sheet and statement of income amounts have been reclassified to conform with the 1996 presentation.


18 SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Supertel Hospitality, Inc. and Subsidiaries





            (l) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS
                TO BE DISPOSED OF
                The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations or liquidity.

(2) PROPERTY AND EQUIPMENT

Property and equipment at December 31, 1996 and 1995 consisted of the following:

                                                          December 31,
                                                  -----------------------------
                                                     1996              1995
                                                  -----------------------------
  Land                                            $15,458,137      $12,619,923
  Buildings                                        63,709,733       44,436,488
  Furniture, fixtures and equipment                14,304,883       11,299,816
  Vehicles                                            264,809          190,083
  Construction in progress                          3,836,918        2,763,636
                                                  -----------------------------
                                                   97,574,480       71,309,946
  Less accumulated depreciation                    15,131,485       12,888,707
                                                  -----------------------------
          Net property and equipment              $82,442,995      $58,421,239
                                                  =============================


(3) LONG-TERM DEBT

Long-term debt at December 31, 1996 and 1995 consisted of the following:

                                                          December 31,
                                                  -----------------------------
                                                     1996              1995
                                                  -----------------------------
  Iowa and Nebraska Finance Authority Bonds,
    currently ranging from 8.61% to 9.79%,
    due in monthly installments of $12,927
    including interest, with maturities through
    December 2006. Secured by real estate         $   980,203      $ 1,040,194
  Notes payable at 7.75% to 9.50% (with blended
    rate of 8.24% at December 31, 1996), due in
    variable installments with maturities through
    November 2009. Secured principally by
    motel properties and assignment of rents       58,981,345       38,218,478
                                                  -----------------------------
        Total long-term debt                       59,961,548       39,258,672
  Less current installments of long-term debt       1,067,023        1,070,370
                                                  -----------------------------
        Long-term debt, excluding
          current installments                    $58,894,525      $38,188,302
                                                  =============================




                              SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT  19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Supertel Hospitality, Inc. and Subsidiaries


The Company has a $40,000,000 line of credit with a bank to fund future acquisitions and construction of motel facilities. The line bears interest at the prime rate less 1/4 of 1% (8.00% at December 31, 1996) on funds advanced and matures on February 1, 1998. Approximately $8,760,000 remains available on this line of credit at December 31, 1996. The Company must pay an annual commitment fee of 1/4 of 1% on the unused portion of the commitment. The Company paid commitment fees of approximately $13,260 in 1996 and $20,750 in 1995.

Borrowings under this line of credit are classified as long-term debt since the maturity is longer than one year and the Company has the intent to maintain borrowings of at least the same amount for the next year.

The Company's loan agreements contain certain restrictions and covenants related to, among others, minimum debt service, maximum debt per motel room and maximum debt to tangible net worth. At December 31, 1996, the Company was in compliance with these covenants. At December 31, 1996, all of the Company's retained earnings were unrestricted and available for the payment of dividends under the most restrictive terms of the agreements.

The aggregate maturities of long-term debt for the years following 1996 are as follows:

1997           $ 1,067,023
1998            37,729,398
1999             1,455,156
2000             1,323,684
2001             1,440,562
Thereafter      16,945,725
               -----------
               $59,961,548
               ===========



20  SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Supertel Hospitality, Inc. and Subsidiaries


(4) INCOME TAXES

The income tax expense and pro forma income tax expense in the consolidated statement of income for the year ended December 31, 1994 includes an actual tax provision of $1,687,000 for the period subsequent to the IPO (May 1, 1994 to December 31, 1994) and a pro forma tax provision of $370,806 for the period prior to the date of the IPO (January 1, 1994 to April 30, 1994).

Income tax expense for the years ended December 31, 1996, 1995 and 1994 consists of the following:

                      1996                               1995                               1994
         -------------------------------    -------------------------------    -------------------------------
           Current   Deferred    Total        Current   Deferred    Total        Current   Deferred    Total
         -------------------------------    -------------------------------    -------------------------------
Federal  $1,480,000  305,000   1,785,000    $1,635,000  278,000   1,913,000    $1,203,994  142,006   1,346,000
State       346,900   83,600     430,500       390,000   71,000     461,000       305,000   36,000     341,000
         -------------------------------    -------------------------------    -------------------------------
         $1,826,900  388,600   2,215,500    $2,025,000  349,000   2,374,000    $1,508,994  178,006   1,687,000
         ===============================    ===============================    ===============================

Income tax expense is reconciled with income taxes computed at the federal statutory rate of 34% for the years ended December 31, 1996, 1995 and 1994 as follows:

                                                                           1996            1995            1994
                                                                        ------------------------------------------
Tax expense computed at federal statutory rate                          $1,899,494      $2,039,424      $1,745,686
State income tax, net of federal tax effect                                284,130         304,260         271,095
Pro forma income taxes                                                          --              --        (370,806)
Other                                                                       31,876          30,316          41,025
                                                                        ------------------------------------------
                                                                        $2,215,500      $2,374,000      $1,687,000
                                                                        ==========================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996, 1995 and 1994 are presented below:

Deferred tax assets:                                                       1996            1995             1994
                                                                        ------------------------------------------
  Tax basis over book basis on
    property and equipment                                              $       --      $  337,001      $  683,519
  Other                                                                     34,400              --           3,009
                                                                        ------------------------------------------
    Total deferred tax assets                                               34,400         337,001         686,528
                                                                        ------------------------------------------
Deferred tax liabilities:
  Book basis over tax basis on
    property and equipment                                                  76,157              --              --
  Book basis over tax basis on other assets                                 13,143           3,301           3,828
                                                                        ------------------------------------------
    Total deferred tax liabilities                                          89,300           3,301           3,828
                                                                        ------------------------------------------
    Net deferred tax assets (liability)                                 $  (54,900)     $  333,700      $  682,700
                                                                        ==========================================

There was no valuation allowance required for deferred tax assets at December 31, 1996, 1995 or 1994.

                              SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Supertel Hospitality, Inc. and Subsidiaries


In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods that the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

(5) LEASES

The Company has leases for outdoor advertising signs and various other items under noncancelable one to 10-year agreements. Rental payments are expensed when incurred and charged to advertising expense. Future minimum lease payments required under noncancelable operating lease agreements at December 31, 1996 are as follows:

1997        $418,396
1998         289,455
1999         102,634
2000          27,288
2001          20,863
Thereafter    50,490
            --------
            $909,126
            ========

Rent expense incurred was $529,311 in 1996, $391,082 in 1995 and $343,333 in 1994.

(6) LITIGATION

MDI was a defendant to several lawsuits arising out of a mid-air collision on July 30, 1993 involving an aircraft owned by MDI. All such lawsuits were resolved by October 1996 with no loss to the Company.

The Company is involved in various litigation incurred in the normal course of business. In the opinion of management, the ultimate disposition of this litigation will not have a material impact on the Company's consolidated financial statements.

(7) STOCK OPTION PLAN

The Company adopted a stock option plan in 1994 whereby stock options may be offered at the discretion of the compensation committee of the Board of Directors to key employees to purchase shares of common stock of the Company. Also, each nonemployee director annually receives an option to acquire 1,500 shares of common stock. Options for an aggregate of 150,000 common shares may be granted and all shares subject to options may be purchased at a price not less than its fair market value at the date the options are granted. At December 31, 1996, there were 77,100 additional shares available for grant under the plan.

22 SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Supertel Hospitality, Inc. and Subsidiaries



The per share weighted-average fair value of stock options granted during 1996 and 1995 was $7.32 and $6.66, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1996 -- expected dividend yield - 0%, risk-free interest rate of 6.5%, and an expected life of 10 years; 1995 -- expected dividend yield - 0%, risk-free interest rate of 6.0%, and an expected life of 10 years.

The Company applies APB Opinion No. 25 in accounting for its plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                         1996            1995
                      --------------------------
Net income:
      As reported     $3,371,247      $3,624,307
      Pro forma        3,210,566       3,493,314
                      --------------------------
Net income per share:
      As reported     $     0.70      $     0.75
      Pro forma             0.66            0.72
                      --------------------------

Pro forma net income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of 12 months and compensation cost for options granted prior to January 1, 1995 is not considered.

The changes in the outstanding stock options during the three years ended December 31, 1996 are summarized below:

                                                                  Option price
                                           Number of options     per share range
                                           -----------------     ---------------
Options outstanding at December 31, 1993          --             $      --
  Granted                                       4,500             10.00 to 13.50
  Exercised                                       --                    --
  Cancelled                                       --                    --
                                              -----------
Options outstanding at December 31, 1994        4,500             10.00 to 13.50
  Granted                                      33,200             10.00 to 13.75
  Exercised                                       --                    --
  Cancelled                                      (400)                13.50
                                              -----------
Options outstanding at December 31, 1995       37,300             10.00 to 13.75
  Granted                                      36,600             10.00 to 11.125
  Exercised                                       --                    --
  Cancelled                                    (1,000)                13.50
                                              -----------
Options outstanding at December 31, 1996       72,900            $10.00 to 13.75
                                              -----------        ----------------
Options exercisable at December 31, 1996       33,600            $10.00 to 13.75
                                              -----------        ----------------

                              SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SUPERTEL HOSPITALITY, INC. AND SUBSIDIARIES


(8) RELATED PARTY TRANSACTION

The Company leased an airplane from a company owned by certain officers of the Company. The Company paid approximately $-0- in 1996, $14,000 in 1995 and $156,000 in 1994 related to this lease. The lease was terminated in 1995.

(9) PROFIT-SHARING PLAN

Beginning in July 1996, the Company began sponsoring a nonstandardized 401(k) profit-sharing plan and trust covering certain eligible full-time employees. The Company contributions provided for by the plan equal 50% of the participants' contributions not to exceed 4% of the participants' compensation. The Company contributed and expensed approximately $18,000 in 1996.

(10) ACQUISITION OF OPERATING PROPERTIES

During the year, the Company acquired for cash seven motel operating properties. For consolidated financial statement purposes, the acquisitions were accounted for as purchases. The following unaudited pro forma consolidated results of operations have been prepared as if the acquisitions had occurred at the beginning of fiscal 1996 and 1995:

                                1996             1995
                                    (Unaudited)
                            -----------------------------
Pro forma:
  Net revenue               $39,610,881       $35,427,266
  Net income                  3,504,152         3,985,713
  Net income per share             0.72              0.82
                            -----------------------------

The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisitions been in effect for the periods presented, nor do they purport to be indicative of the results that will be obtained in the future.

(11) STOCKHOLDERS' EQUITY

In accordance with Staff Accounting Bulletin Topic 4B issued by the staff of the Securities and Exchange Commission, the Company reclassified the undistributed earnings as of the date of the 1994 consolidation discussed in note 1(b) to additional paid-in capital. The December 31, 1994 additional paid-in capital and retained earnings have been restated to reflect this reclassification. retained earnings, as restated, reflect only net income since the consolidation.



24  SUPERTEL HOSPITALITY, INC. 1996 ANNUAL REPORT

CORPORATE OFFICE

Supertel Hospitality, Inc.
309 North 5th Street
P.O. Box 1448
Norfolk, NE 68702-1448
Telephone 402-371-2520
Fax 402-371-4229

ANNUAL MEETING
The 1997 annual meeting of stockholders will be held on May 2, 1997 at 2 p.m. central time at the Red Lion Hotel, 1616 Dodge Street, Omaha, NE 68102.

AVAILABILITY OF 10-K REPORT
Stockholders may obtain a copy of Supertel's Form 10-K Annual Report for 1996 by writing the investor relations contact at the corporate office.

INVESTOR RELATIONS CONTACT
Troy M. Beatty
Chief Financial Officer
Telephone 402-371-2520
Fax 402-371-4229

COMMON STOCK
The common stock is traded on the NASDAQ National Market System under the symbol SPPR. On March 15, 1997, there were approximately 1,225 beneficial owners of the Company's common stock.

STOCK TRANSFER AGENT
First National Bank of Omaha, Omaha, NE

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP, Omaha, NE

LEGAL COUNSEL
McGrath, North, Mullin & Kratz, PC
Omaha, NE

DIRECTORS
Joseph Caggiano
Vice Chairman Emeritus
Bozell, Jacobs, Kenyon & Eckhardt, Inc.

Loren Steele
Director, Super 8 Motels, Inc.
Chairman, International Franchise Association

Paul Schulte
President and Chief Executive Officer

Steve Borgmann
Executive Vice President and Chief Operating Officer

Richard Herink
Executive Vice President

OFFICERS

Paul Schulte
President and Chief Executive Officer

Steve Borgmann
Executive Vice President and Chief Operating Officer

Richard Herink
Executive Vice President

Troy M. Beatty
Senior Vice President and Chief Financial Officer

Steve Gilbert
Senior Vice President of Purchasing

Bill Roe
Senior Vice President of Development

Karen Schulte
Senior Vice President of Administration

CORPORATE OFFICE  Supertel Hospitality, Inc. Norfolk, NE  Telephone 402-371-2520
                  309 North 5th Street        68702-1448  Fax 402-371-4229


SUPERTEL HOSPITALITY LODGING:

---------------------------------------------
ARIZONA         BULLHEAD CITY
                RIVER VALLEY SUITES
                520-754-4851
---------------------------------------------
ARKANSAS        BATESVILLE/SUPER 8
                501-793-5888

                FAYETTEVILLE/SUPER 8
                501-521-8866

                MOUNTAIN HOME/SUPER 8
                501-424-6600

                RUSSELLVILLE/SUPER 8
                501-968-8898
---------------------------------------------
ILLINOIS        JACKSONVILLE/SUPER 8
                217-479-0303

                MACOMB/SUPER 8
                309-836-8888
---------------------------------------------
IOWA            BURLINGTON/SUPER 8
                319-752-9806

                CLINTON/SUPER 8
                319-242-8870

                CORALVILLE/SUPER 8
                319-337-8388

                CRESTON/SUPER 8
                515-782-6541

                FORT MADISON/SUPER 8
                319-372-8500

                KEOKUK/SUPER 8
                319-524-3888

                MT. PLEASANT/SUPER 8
                319-385-8888

                MUSCATINE/SUPER 8
                319-263-9100

                OSKALOOSA/SUPER 8
                515-673-8481

                PELLA/SUPER 8
                515-628-8181

                STORM LAKE/SUPER 8
                712-732-3063
---------------------------------------------
KANSAS          EL DORADO SUPER 8
                316-321-4889

                GARDEN CITY/SUPER 8
                316-275-9625

                HAYS/SUPER 8
                913-625-8048

                LENEXA/SUPER 8
                913-888-8899

                MANHATTAN/SUPER 8
                913-537-8468

                PARK CITY/SUPER 8
                316-744-2071

                PARSONS/SUPER 8
                316-421-8000

                PITTSBURG/SUPER 8
                316-232-1881

                WICHITA/SUPER 8
                316-686-3888
---------------------------------------------
MISSOURI        JEFFERSON CITY/SUPER 8
                573-636-5456

                KINGDOM CITY/SUPER 8
                573-642-2888

                KIRKSVILLE/SUPER 8
                816-665-8826

                MARSHALL/SUPER 8
                816-886-3359

                MOBERLY/SUPER 8
                816-263-8862

                SEDALIA/SUPER 8
                816-827-5890

                WEST PLAINS/SUPER 8
                417-256-8088
---------------------------------------------
NEBRASKA        COLUMBUS/SUPER 8
                402-563-3456

                LINCOLN/SUPER 8
                402-476-8887

                LINCOLN/SUPER 8
                402-467-4488

                NORFOLK/SUPER 8
                402-379-2220

                OMAHA/SUPER 8
                402-339-2250

                OMAHA/SUPER 8
                402-390-0700

                OMAHA/SUPER 8
                402-492-8845

                O'NEILL/SUPER 8
                402-336-3100

                WAYNE/SUPER 8
                402-375-4898
---------------------------------------------
SOUTH DAKOTA    WATERTOWN/SUPER 8
                605-882-1900
---------------------------------------------
TEXAS           BEDFORD/SUPER 8
                817-545-8108


                COLLEGE STATION/SUPER 8
                409-846-8800

                DENTON/SUPER 8
                817-380-8888

                GRAPEVINE/SUPER 8
                817-329-7222

                HOUSTON
                WINGATE INN
                OPENING IN 1997

                IRVING/SUPER 8
                972-257-1810

                LAS COLINAS (IRVING)
                WINGATE INN
                OPENING IN 1997

                MCKINNEY/SUPER 8
                972-548-8880

                PLANO/SUPER 8
                972-423-8300

                WACO/SUPER 8
                817-754-1023

                WICHITA FALLS/SUPER 8
                817-322-8880
---------------------------------------------
WISCONSIN       ANTIGO/SUPER 8
                715-623-4188

                MINOQUA
                COMFORT INN
                715-358-2588

                PORTAGE/SUPER 8
                608-742-8330

                SHAWANO/SUPER 8
                715-526-6688

                SHEBOYGAN
                COMFORT INN
                414-457-7724

                TOMAH/SUPER 8
                608-372-3901


---------------------------------------------
For Reservations:

Super 8         1-800-800-8000
Comfort Inn     1-800-228-5150
Wingate Inn     1-800-228-1000
---------------------------------------------