Form 10-K, Exhibit 13
period 1997-12-31
SUPERTEL HOSPITALITY INC
filed 1998-03-24
CIK 919640

FINANCIAL
 HIGHLIGHTS



(Dollars in thousands, except per share data)       Year ended December 31,
                                             ----------------------------------
                                                   1997       1996         1995
                                             ----------------------------------
Net revenues                                 $   46,345 $   37,832   $   31,362
Operating income                                 11,121      9,104        8,386
Net income                                        4,102      3,371        3,624
Net income per share - basic and diluted     $     0.85 $     0.70   $     0.75
Weighted average common shares outstanding    4,840,000  4,840,000    4,840,000
Number of motels (at year end)                       62         59           48
Number of motel rooms (at year end)               4,459      4,156        3,295





ROOMS RENTED       93            94            95          96          97
                   603,367       667,545       793,151     903,643     1,041,904



AVERAGE DAILY ROOM RATE     93        94        95          96          97
                            $35.80    $37.69    $39.54      $41.87      $44.48



OCCUPANCY RATE              93        94        95          96          97
                            70.5%     69.4%     69.6%       65.7%       65.7%


                                     [1]

FELLOW STOCKHOLDERS


[ A PHOTO ]


1997 was an excellent year for Supertel Hospitality. Following a decline in net income for 1996 - the first ever in the company's 20-year history - we once again showed substantial gains in sales, operating profit and net income for 1997. Moreover, initiatives introduced during 1997 to improve operations not only yielded measurable benefits but, we believe, will continue to help us in the years to come.


FINANCIAL RESULTS

For the year ended December 31, 1997, total revenues increased 23 percent to $46.3 million from $37.8 million for 1996. Operating income was ahead 22 percent to $11.1 million for 1997 from $9.1 million for 1996. Net income of $4.1 million, or 85 cents per share, for 1997 represented a gain of 22 percent from 1996's net income of $3.4 million, or 70 cents per share.


SUCCESS STORIES

We are beginning to realize the potential of our sizable investment in Texas. With nine Super 8s and two Wingate Inns, we are building critical mass in the state. From a marketing standpoint, we are expanding customer awareness. We are also starting to generate economies of scale in managing our cluster of 11 properties in the state.

     For 1997, our presence in Texas was a major contributor to Supertel's year-over-year earnings improvement. The Super 8 motels in the state contributed to net income in 1997, in contrast to 1996, when properties in that state were unprofitable. Yet, we see substantial upside from here. Returns in Texas have yet to match the Supertel average and, as they continue to expand, we expect Texas to have a positive influence on our earnings comparisons and overall profitability.

     The most significant step we took in 1997 was the introduction of a new management system - open-book management. The simple idea behind open-book management is to create an environment in which everyone at the company works toward the same goals and has a stake in the outcome. Much as it sounds, open-book means that employees have access to more financial information - in our case, the property-level profit and loss statements - and extensive training in how to use this information. Whereas in the past, the role of managers and property employees was to maintain "clean and friendly" rooms and service, under open-book management their role has been expanded, so that they are now engaged in the process of improving financial performance.

     Introduced in mid-1997, open-book quickly had a very favorable impact. We've seen broad benefits in terms of overall performance. Also, we have seen many small changes, such as new and creative practices at the properties that help control expenses. On a personally rewarding note, employees tell us that they are finding their jobs more fun and challenging.

     As part of our open-book system, we introduced a new employee incentive system as of January 1, 1998. The program measures each property's net motel operating income, as a percentage of sales, on a quarterly basis. When that income exceeds a fixed percentage, all employees of that property will receive a percentage share of that property's net operating income.

     In 1997, we also made significant progress in our program to computerize all properties. At year-end 1997, we had completed installation and training at 45 of our 62 properties. We expect to finish computerization of all properties by the end of the third quarter of 1998.

     Several benefits have been derived from the new system. We can now generate more detailed information on, and as a result, better target our customers. Also, with instant access to occupancy



                                     [2]
and room rate information, we can improve our use of yield management. In addition, we gain significant efficiencies because manual reporting of daily activity is now automated.


OVERCOMING A COMPETITIVE ENVIRONMENT

According to Smith Travel Research, year-over-year occupancy rates were down for the economy segment of the lodging industry in 1997. Increased building levels in the segment brought new competition. In light of this challenging environment, we were particularly satisfied with our progress and performance in 1997. Supertel was able to hold occupancy flat at 65.7 percent for both 1997 and 1996. For seasoned properties [those owned/operated for over one year], occupancy was 67.2 percent for 1997 and 67.9 percent for 1996.

        We posted a 6.2 percent increase in the average daily room rate [ADR] to $44.48 in 1997, resulting in a 6.4 percent gain in revenue per available room [REVPAR]. This healthy room rate increase was another major contributor to our strong earnings progress in 1997.

1997 DEVELOPMENTS

In 1997, we acquired one property, an 81-room Super 8 in Menomonie, Wisconsin. We also added 23 rooms through an addition at our Lincoln, Nebraska [West O Street] Super 8. Finally, we opened our first two Wingate Inns, one in the Las Colinas area of Irving, Texas, and the other near Houston's Intercontinental Airport.

        While only open a short time, initial results from the two Wingates are very promising. Occupancy trends are strong. Moreover, the usage patterns are sending a very positive sign. Wingate - a new limited-service, mid-market hotel chain developed by Cendant, Corp. - was designed for the business traveler. The fact that our guests are actively using the hotel's business features - such as meeting rooms and business centers - speaks well to the overall design of the properties and the prospects for the present two and possibly other Wingates that may be developed by Supertel in the future.

OUTLOOK FOR 1998

We are looking forward to another good year in 1998. Supertel has planned a room addition at one property and a new motel in an existing market. Together, they will add 60 rooms. We are also evaluating sites for at least one more Wingate Inn. In addition, the company will continue to focus on acquisitions as a source of growth, but we will not over pay to acquire properties that dilute earnings and fail to add value.

        Because our development plans for 1998 are fairly modest at this time, revenue growth is likely to slow somewhat. However, we expect to generate further benefits from our open-book management system, additional contributions from our properties in Texas and, in the absence of acquisitions, use our excess cash flow to reduce debt levels. The latter will also have a positive effect on earnings.

        The pieces are moving into place. That is the message illustrated by the cover of this year's annual report. And hopefully, that message is clear from the steps we have taken and the results we have produced in 1997. Once again, we want to thank you, our fellow shareholders, for your continued interest in and support of Supertel.



/s/ Paul J. Schulte

Paul J. Schulte
PRESIDENT AND CEO




/s/ Steve H. Borgmann

Steve H. Borgmann
EXECUTIVE VICE PRESIDENT AND CEO



                                     [ 3 ]

       Supertel Hospitality, Inc. and Subsidiaries 1997 Annual Report

       Consolidated

             FINANCIAL

                 Financial

                       Statements

                             Selected Financial Statement Data      5

                             Management's Discussion and Analysis   6

                             Independent Auditors' Report           9

                             Financial Statements                  10

                             Notes to Consolidated Financial
                               Statements                          14

                             Quarterly Financial Information       20

                Supertel Hospitality, Inc.
                                 and Subsidiaries


                                     [4]

       Supertel Hospitality, Inc. and Subsidiaries 1997 Annual Report


SIX-YEAR SUMMARY OF SELECTED FINANCIAL STATEMENT DATA
          Six-Year Summary of Selected Financial
                         Statement Data


                (Dollars in thousands, except per share data)



                         1997     1996      1995    1994(1)    1993(1)  1992(1)
-------------------------------------------------------------------------------
INCOME STATEMENT DATA:
  Revenues            $ 46,345  $ 37,832  $ 31,362  $ 25,161  $ 21,603 $ 19,337
  Operating income      11,121     9,104     8,386     6,576     5,864    4,789
  Net income             4,102     3,371     3,624     2,925(2)  2,142    1,386
  Net income per
    share - basic
    and diluted           0.85      0.70      0.75      0.70(2)   0.71     0.46

-------------------------------------------------------------------------------
OTHER DATA:
  Occupancy               65.7%     65.7%     69.6%     69.4%     70.5%    70.0%
  Average daily
    room rate (ADR)   $  44.48  $  41.87  $  39.54  $  37.69  $  35.80 $  34.32
  Revenue per
    available room
    (REVPAR)          $  29.24  $  27.49  $  27.52  $  26.16  $  25.25 $  24.02
  Rooms owned
    (at year end)        4,459     4,156     3,295     2,846     2,495    2,282

-------------------------------------------------------------------------------
BALANCE SHEET DATA:
  Working capital
    (deficit)         $  5,285  $  3,463  $  3,468  $    454  $(13,967)$ (5,526)
  Total assets         103,406    92,276    67,928    48,846    37,781   33,603
  Long-term debt
    (excluding
    current portion)    63,534    58,895    38,188    24,045    19,207   25,220
  Stockholders' equity  32,861    28,759    25,388    21,763     2,337      918



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

  The company has not paid any cash dividends on its common stock and does not expect to pay any dividends in the near future. The company anticipates that any cash flow generated from operations will be used to expand the company's business.


                                      [5]

       Supertel Hospitality, Inc. and Subsidiaries 1997 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        MD&A of Financial Condition and
                        Results of Operations

OVERVIEW

Supertel revenues are derived primarily from motel operations. The following table sets forth, for the periods indicated, certain data as percentages of motel revenues:

                                                     Year ended December 31,
                                                 -----------------------------
                                                   1997       1996       1995
                                                 -----------------------------
Motel revenues:
  Lodging revenues                                96.7%       96.8%      96.5%
  Other lodging activities                         3.3         3.2        3.5
                                                 -----------------------------
    Total motel revenues                         100.0       100.0      100.0
                                                 =============================
Operating expenses:
  Payroll and payroll taxes                       23.9        23.9       23.7
  Royalties and advertising fund                   6.4         6.4        6.3
  Other lodging                                   27.9        27.9       26.4
                                                 -----------------------------
    Total lodging expenses                        58.2        58.2       56.4
  Other lodging activities                         2.3         2.4        2.5
  Depreciation and amortization                    8.7         8.3        7.2
  General and administrative                       6.8         7.0        7.2
                                                 -----------------------------
    Total operating expenses                      76.0        75.9       73.3
                                                 -----------------------------
    Operating income                              24.0        24.1       26.7
                                                 -----------------------------
  Interest expense                                (9.6)       (9.3)      (7.6)
                                                 -----------------------------
    Net income before taxes                       14.4%       14.8%      19.1%
                                                 =============================



RESULTS OF OPERATIONS
For the Years Ended December 31, 1997 and 1996

Total motel revenues for 1997 were $46,344,815, an increase of $8,512,427 or 22.5% over the total revenues of $37,832,388 for 1996. The increase was primarily due to an increase of $8,212,728 in revenue from lodging operations. Revenues from other lodging activities, which consisted of telephone, vending and movie revenues, increased $299,699.

The increase in revenue from lodging operations resulted primarily from renting 1,041,904 rooms in 1997 compared to 903,643 rooms rented in 1996, an increase of 138,261 rooms or 15.3%. The increase in revenue from other lodging activities resulted from the increase in the number of rooms rented. The increase in rooms rented resulted primarily from the number of rooms added during the year. The company opened two new Wingate Inn hotels in Texas and purchased one existing Super 8 motel in Wisconsin. In addition, new rooms were added at one Nebraska property.

Revenues from lodging operations were favorably impacted by an increase in the average daily room rate. The average daily room rate was $44.48 for 1997, compared to $41.87 for 1996, an increase of $2.61 or 6.2%.

Occupancy as a percentage of rooms available was 65.7% in 1997 and 1996. New motels generally have lower occupancy rates than those experienced by seasoned properties. The occupancy rate for seasoned properties (properties owned more than one year) in 1997 was 67.2% versus 67.9% for 1996. Revenue per available room (REVPAR) for 1997 increased to $29.24 from $27.49 in the prior year.

Lodging expenses for 1997 were $26,952,031 compared to $22,023,380 for 1996, an increase of $4,928,651 or 22.4%. The increase in lodging expenses was due primarily to the increase in number of rooms available to rent and rooms rented. Lodging expenses as a percentage of motel revenues for 1997 and 1996 was 58.2%.

Depreciation and amortization expenses for 1997 were $4,060,778 compared to $3,132,866 for 1996, an increase of $927,912 or 29.6%. The increase was primarily due to an increase in the number of motel properties owned for a full year.



                                      [6]

       Supertel Hospitality, Inc. and Subsidiaries 1997 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        MD&A of Financial Condition and
                        Results of Operations


General and administrative expenses for 1997 were $3,154,737 compared to $2,665,794 for 1996, an increase of $488,943 or 18.3%. The increase in general and administrative expenses was due primarily to expansion of staff to handle current and anticipated motel growth.

Interest expense increased by 27.8% or $984,404 to $4,529,700 for 1997, from $3,545,296 in 1996. The increase was primarily due to the additional borrowings for acquisitions and construction. Average bank borrowings for 1997 increased to $56,943,962 from $45,320,603 for 1996, an increase of $11,623,359 or 25.6%.

For the reasons described above, net income increased 21.7% to $4,101,665 for 1997 from $3,371,247 for 1996. Basic and diluted net income per share from continuing operations for 1997 was $0.85 compared to $0.70 for 1996. Weighted average shares outstanding stayed constant at 4,840,000.


For the Years Ended December 31, 1996 and 1995

Total motel revenues for 1996 were $37,832,388, an increase of $6,470,875 or 20.6% over total revenues of $31,361,513 for 1995. The increase was primarily due to an increase of $6,344,901 in revenue from lodging operations. Revenues from other lodging activities, which consisted of telephone and vending revenues, increased $125,974.

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

Motel revenues were also impacted by a decrease in occupancy. Occupancy as a percentage of rooms available decreased to 65.7% in 1996 from 69.6% in 1995. New motels generally have lower occupancy rates than those experienced by seasoned properties. The occupancy rate for seasoned properties (properties owned more than one year) in 1996 was 68.3% versus 70.7% for 1995. Revenue per available room for 1996 decreased to $27.49 from $27.52 in the prior year.

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

For the reasons described above, net income decreased 7.0% to $3,371,247 for 1996 from $3,624,307 for 1995. Basic and diluted net income per share for 1996 was $0.70 compared to $0.75 for 1995. Weighted average shares outstanding stayed constant at 4,840,000.



                                      [7]

       Supertel Hospitality, Inc. and Subsidiaries 1997 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        MD&A of Financial Condition and
                        Results of Operations

LIQUIDITY AND CAPITAL RESOURCES
Supertel's growth has been financed through a combination of cash provided from operations and long-term debt financing. Cash provided from operations was $9,037,668 for 1997 and $6,769,441 for 1996. Supertel requires capital principally for the construction, acquisition and improvement of lodging facilities plus expenditures for future site development. Capital expenditures for such purposes were approximately $11,800,000 in 1997 and $27,000,000 in 1996. Long-term debt (excluding current installments of long-term debt) was $63,534,321 at December 31, 1997 and $58,894,525 at December 31, 1996.

Long-term debt increased in 1997 to finance Supertel's construction, acquisition and site development activities. Supertel's current installments of long-term debt were $1,942,380 at December 31, 1997 and $1,067,023 at December 31, 1996.

Supertel's financing for construction, acquisition and site development activities is provided by a long-term revolving line of credit for $25,000,000 and long-term debt with five banks aggregating $39,000,000 and maturing in 2002 through 2004. Approximately $1,430,000 remained available on this line of credit at December 31, 1997. Supertel's loan agreements contain certain restrictions and covenants related to, among other things, minimum debt service, maximum debt per motel room and maximum debt to tangible net worth.
At December 31, 1997, Supertel was in compliance with these covenants. Supertel's ratio of long-term debt (including current installments) to long-term debt and stockholders' equity was 66.6% at December 31, 1997 compared to 67.6% at December 31, 1996.

The company's current ratio during the past three years and its working capital are as shown in the following table:

                                               Year ended December 31,
                                     -----------------------------------------
                                        1997           1996            1995
                                     -----------------------------------------
     Working capital                 $5,284,508     $3,463,122      $3,468,667
                                     =========================================
     Current ratio                         1.87           1.76            1.80
                                    ==========================================

During 1997, Supertel constructed a net 222 motel rooms and acquired 81 rooms, for a total of 303 rooms. Capital and other expenditures for such development totaled $11,765,451. Supertel plans to construct or acquire a total of approximately 400 - 600 motel rooms in 1998 assuming acceptable acquisitions can be completed. Approximately $14 million to $19 million of capital funds will be necessary to finance such activity. Supertel also has principal payments totaling $1,942,380 due under existing long-term debt obligations during 1998. Supertel believes that a combination of cash flow from operations, the use of funds from its line of credit, securing new short- and long-term credit facilities, and the ability to leverage four unencumbered properties will be sufficient to fund scheduled development and debt repayments.


YEAR 2000
The company has addressed the issues associated with the programming code in existing computer systems as the millennium (year 2000) approaches. The "Year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

The company is utilizing primarily internal resources to identify and test the systems for the Year 2000 compliance. It is anticipated that all reprogramming efforts, if any, will be completed by December 31, 1998, allowing adequate time for testing. This effort is not expected to have a material effect on the company's financial position or results of operations. To date, verbal confirmations have been received from the company's primary processing vendors that their software is "Year 2000" compliant.

RECENT ACCOUNTING PRONOUNCEMENTS
In June 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components in a financial statement with the same prominence as in other financial statements. Comprehensive income is defined as net income adjusted for changes in shareholders' equity resulting from events other than net income or
transactions related to an entity's capital instruments.   Supertel is required
to adopt Statement No. 130 effective January 1, 1998, with reclassification of financial statements for earlier years required.

In June 1997, the FASB issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes standards for reporting information about operating segments. Generally, Statement 131 requires that financial information be reported on the basis that is used internally for evaluating performance. Supertel is required to adopt Statement No. 131 effective January 1, 1998, and comparative information for earlier years must be restated. Supertel believes the impact on its disclosure will be insignificant.


                                      [8]

       Supertel Hospitality, Inc. and Subsidiaries 1997 Annual Report

INDEPENDENT AUDITORS' REPORT
          Independent Auditors' Report

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF SUPERTEL HOSPITALITY, INC.:

We have audited the accompanying consolidated balance sheets of Supertel Hospitality, Inc. and Subsidiaries (the Company) as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Supertel Hospitality, Inc. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                                     KPMG PEAT MARWICK LLP

                                                     /s/ KPMG PEAT MARWICK LLP
                                                     -------------------------


Omaha, Nebraska
January 30, 1998


                                      [9]

        Supertel Hospitality, Inc. and Subsidiaries 1997 Annual Report

CONSOLIDATED BALANCE SHEETS
          Consolidated Balance Sheets


                                                            December 31,
                                                   ---------------------------
                                                        1997            1996
                                                   ---------------------------
ASSETS
Current assets:
    Cash, including cash equivalents of
     $8,594,991 in 1997 and $5,566,573
     in 1996                                       $  9,532,430   $  6,487,764
    Accounts receivable                               1,157,372      1,018,045
    Prepaid expenses                                    492,998        319,862
    Recoverable income taxes                            148,925        204,803
                                                   ---------------------------
                 Total current assets                11,331,725      8,030,474
                                                   ---------------------------
Property and equipment, at cost (notes 2 and 3)     108,740,409     97,574,480
    Less accumulated depreciation                    18,365,073     15,131,485
                                                   ---------------------------
                 Net property and equipment          90,375,336     82,442,995
                                                   ---------------------------
Other assets:
    Intangible assets, less amortization
     of $1,058,133 in 1997 and $811,677 in 1996       1,515,858      1,644,939
    Other assets                                        182,725        157,299
                                                   ---------------------------
                 Total other assets                   1,698,583      1,802,238
                                                   ---------------------------
                                                   $103,405,644   $ 92,275,707
                                                   ===========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current installments of long-term
    debt (note 3)                                  $  1,942,380   $  1,067,023
    Accounts payable                                    771,569        786,456
    Accrued expenses:
        Real estate taxes                             1,702,126      1,295,240
        Sales and lodging taxes                         419,676        326,749
        Payroll and payroll taxes                       565,934        470,990
        Royalty fees                                    283,220        258,185
        Interest                                        362,312        362,709
                                                   ---------------------------
                 Total accrued expenses               3,333,268      2,713,873
                                                   ---------------------------
                 Total current liabilities            6,047,217      4,567,352
                                                   ---------------------------
Deferred income taxes (note 4)                          514,900         54,900
Long-term debt, excluding current
 installments (note 3)                               63,534,321     58,894,525
Other long-term liabilities                             448,611              -
Stockholders' equity:
    Preferred stock, $1.00 par value.  Authorized
     1,000,000 shares; none issued                            -              -
    Common stock, $0.01 par value.  Authorized
     10,000,000 shares; issued and outstanding
     4,840,000 shares (note 1)                           48,400         48,400
    Additional paid-in capital (notes 1 and 11)      18,346,529     18,346,529
    Retained earnings (note 11)                      14,465,666     10,364,001
                                                   ---------------------------
                 Total stockholders' equity          32,860,595     28,758,930
                                                   ---------------------------
Commitments and contingency (notes 5 and 6)        $103,405,644   $ 92,275,707
                                                   ===========================

See accompanying notes to consolidated financial statements.

                                     [10]

       Supertel Hospitality, Inc. and Subsidiaries 1997 Annual Report

CONSOLIDATED STATEMENTS OF INCOME
           Consolidated Statements of Income



                                               Years ended December 31,
                                     -----------------------------------------
                                        1997           1996           1995
                                     -----------------------------------------
Motel revenues:
  Lodging revenues                   $44,821,763    $36,609,035    $30,264,134
  Other lodging activities             1,523,052      1,223,353      1,097,379
                                     -----------------------------------------
           Total motel revenues       46,344,815     37,832,388     31,361,513
                                     -----------------------------------------
Direct operating expenses:
  Payroll and payroll taxes           11,067,550      9,030,390      7,437,509
  Royalties and advertising fund       2,978,371      2,415,065      1,970,521
  Other lodging                       12,906,110     10,577,925      8,285,325
                                     -----------------------------------------
           Total lodging expenses     26,952,031     22,023,380     17,693,355

  Other lodging activities             1,056,455        906,058        769,335
  Depreciation and amortization        4,060,778      3,132,866      2,269,604
  General and administrative           3,154,737      2,665,794      2,243,505
                                     -----------------------------------------
           Total direct operating
             expenses                 35,224,001     28,728,098     22,975,799
                                     -----------------------------------------
           Operating income           11,120,814      9,104,290      8,385,714
                                     -----------------------------------------
Other income (expenses):
  Interest expense                    (4,529,700)    (3,545,296)    (2,387,030)
  Miscellaneous income and
       other expenses                    105,383         27,753           (377)
                                     -----------------------------------------
                                      (4,424,317)    (3,517,543)    (2,387,407)
                                     -----------------------------------------
           Income before
             income taxes              6,696,497      5,586,747      5,998,307
Income tax expense (note 4)            2,594,832      2,215,500      2,374,000
                                     -----------------------------------------
  Net income                         $ 4,101,665    $ 3,371,247    $ 3,624,307
                                     =========================================
  Basic and diluted net
    income per share                 $      0.85    $      0.70    $      0.75
                                     =========================================
Weighted average shares outstanding    4,840,000      4,840,000      4,840,000
                                     =========================================


See accompanying notes to consolidated financial statements.

                                     [11]

       Supertel Hospitality, Inc. and Subsidiaries 1997 Annual Report

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
           Consolidated Statements of
                           Stockholders' Equity

Years ended December 31, 1997, 1996 and 1995

                                                     Additional                         Total
                              Preferred    Common       paid-in       Retained   stockholders'
                                  stock     stock       capital       earnings         equity
                              ---------------------------------------------------------------
Balance, December 31, 1994    $    -      $48,400   $18,346,529    $ 3,368,447    $21,763,376

Net income                         -         -           -           3,624,307      3,624,307
                              ---------------------------------------------------------------
Balance, December 31, 1995         -       48,400    18,346,529      6,992,754     25,387,683

Net income                         -         -           -           3,371,247      3,371,247
                              ---------------------------------------------------------------
Balance, December 31, 1996         -       48,400    18,346,529     10,364,001     28,758,930

Net income                         -         -           -           4,101,665      4,101,665
                              ---------------------------------------------------------------
Balance at December 31, 1997  $    -      $48,400  $ 18,346,529    $14,465,666    $32,860,595
                              ===============================================================




See accompanying notes to consolidated financial statements.

                                      [12]

        Supertel Hospitality, Inc. and Subsidiaries 1997 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS
           Consolidated Statements of Cash Flows


                                                                            Years ended December 31,
                                                                   ------------------------------------------
                                                                       1997            1996          1995
                                                                   ------------------------------------------
Cash flows from operating activities:
   Net income                                                      $  4,101,665   $  3,371,247   $  3,624,307
   Adjustments to reconcile net income to net
    cash provided by operating activities:
        Depreciation                                                  3,738,474      2,862,390      2,112,265
        Amortization                                                    322,304        270,476        157,339
        Loss on sale of property and
          equipment                                                      67,302        104,244        120,394
        Deferred income taxes                                           460,000        388,600        349,000
        (Increase) decrease in current assets:
           Accounts receivable                                         (139,327)      (395,547)      (169,019)
           Prepaid expenses                                            (173,136)       (88,298)        30,995
           Recoverable income taxes                                      55,878         37,166        (69,625)
        Increase (decrease) in current liabilities:
           Accounts payable                                             (14,887)      (646,730)       743,508
           Accrued expenses                                             619,395        865,893        434,090
                                                                   ------------------------------------------
                    Net cash provided by operating activities         9,037,668      6,769,441      7,333,254
                                                                   ------------------------------------------
Cash flows from investing activities:
   Additions to property and equipment                              (11,765,451)   (27,015,120)   (17,316,104)
   Increase in intangibles and other assets                            (218,649)      (720,335)      (344,051)
   Proceeds from sale of property and equipment                          27,334         26,730        169,512
                                                                   ------------------------------------------
                    Net cash used in investing activities           (11,956,766)   (27,708,725)   (17,490,643)
                                                                   ------------------------------------------
Cash flows from financing activities:
   Repayments of long-term debt                                     (67,077,199)   (48,262,058)   (27,467,597)
   Proceeds from long-term debt                                      72,592,352     68,964,934     41,817,611
   Repayments of notes payable to banks                                  -              -             (70,200)
 Other financing sources                                                448,611         -              -
                                                                   ------------------------------------------
                    Net cash provided by financing activities         5,963,764     20,702,876     14,279,814
                                                                   ------------------------------------------
Net increase (decrease) in cash and cash equivalents                  3,044,666       (236,408)     4,122,425
Cash and cash equivalents at beginning of year                        6,487,764      6,724,172      2,601,747
                                                                   ------------------------------------------
Cash and cash equivalents at end of year                           $  9,532,430   $  6,487,764   $  6,724,172
                                                                   ==========================================
        Supplemental Cash Flow Information
Cash paid during the year for:
   Interest (including amounts capitalized of $156,101
    in 1997, $214,577 in 1996 and $137,681 in 1995)                $  4,686,198   $  3,615,125   $  2,390,365
   Income taxes                                                       2,078,594      1,789,734      2,094,625
                                                                   ==========================================
        Noncash Financing Activities
Long-term debt totaling $750,000 was refinanced in 1997.



See accompanying notes to consolidated financial statements.

                                      [13]

        Supertel Hospitality, Inc. and Subsidiaries 1997 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           Notes to Consolidated Financial
                            Statements

December 31, 1997 and 1996

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a) BUSINESS
      Supertel Hospitality, Inc. ("Supertel" or the "company") owns, operates and constructs limited-service lodging facilities under the Super 8, Comfort Inn and Wingate Inn brand names. The company has 62 properties throughout the Midwest and Texas. Supertel is a vertically integrated motel construction, development and operations company that (i) identifies potential sites for the construction of new motels and analyzes existing motels that are available for acquisition, (ii) develops and constructs new motel properties and renovates existing motels it acquires, and (iii) manages its own motel properties.

      (b) BASIS OF PRESENTATION
      The consolidated financial statements include Supertel Hospitality, Inc. and its wholly-owned subsidiaries, which are Simplex, Inc.
      ("Simplex") and Motel Developers, Inc. ("MDI"). All significant intercompany balances and transactions have been eliminated in consolidation.

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

      Buildings                            40 years
      Furniture, fixtures and equipment    5 to 7 years
      Vehicles                             5 years

      (d) INTANGIBLE ASSETS
      The company has 20-year franchise agreements with Cendant Corp. and Choice Hotels International expiring from 1998 to 2017. All franchise agreements contain renewal provisions. Connected with these agreements is the requirement that the company pay to the franchisor royalties, advertising fees and reservation service fees amounting to 5% to 8.5% of motel revenues.

      The company amortizes its intangible assets on the straight-line method over the following years:

      Franchise fees                       20 years
      Organization costs                   5 years
      Loan origination fees                Period of loan
      Noncompetitive agreements            5 years

      (e) INCOME TAXES
      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      (f) CASH AND CASH EQUIVALENTS
      For purposes of the consolidated statements of cash flows, the company considers all highly liquid investments with maturities of less than 90 days to be cash equivalents.

      (g) INCOME PER SHARE
      During 1997, the company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting
      Standards No. 128, Earnings per Share. This statement requires the reporting of both basic net income per share and diluted net income per share. Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common shares outstanding during the period and dilutive potential common shares outstanding during the period.

                                      [14]

        Supertel Hospitality, Inc. and Subsidiaries 1997 Annual Report


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           Notes to Consolidated Financial
                            Statements


      (h) USE OF ESTIMATES
      Management of the company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

      (i) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
      The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments. The carrying amounts of each of the company's long-term debt instruments also approximate fair value because the interest rate is variable as it is tied to various market rates.

      (j) STOCK OPTION PLAN
      Prior to January 1, 1996, the company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board
      (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123 (see note 7). For the years ended 1997, 1996 and 1995, the effect of the stock options were not significant.

      (k) RECLASSIFICATIONS
      Certain consolidated balance sheet and statement of income amounts have been reclassified to conform with the 1997 presentation.

      (l) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE
          DISPOSED OF
      The company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the company's financial position, results of operations, or liquidity.

(2) PROPERTY AND EQUIPMENT
Property and equipment at December 31, 1997 and 1996 consisted of the following:

                                                    1997              1996
                                               ------------------------------
    Land                                       $ 15,986,770      $ 15,458,137
    Buildings                                    74,911,403        63,709,733
    Furniture, fixtures
      and equipment                              17,427,363        14,304,883
    Vehicles                                        269,025           264,809
    Construction in progress                        145,848         3,836,918
                                               ------------------------------
                                                108,740,409        97,574,480
    Less accumulated
      depreciation                               18,365,073        15,131,485
    Net property and
      equipment                                $ 90,375,336      $ 82,442,995
                                               ==============================




                                      [15]

        Supertel Hospitality, Inc. and Subsidiaries 1997 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           Notes to Consolidated Financial
                            Statements

(3) LONG-TERM DEBT
Long-term debt at December 31, 1997 and 1996 consisted of the following:


                                                      1997       1996
                                                 -------------------------
    Iowa and Nebraska
      Finance Authority
      Bonds,currently
      ranging from 7.74%
      to 9.79%, due in
      monthly installments
      of $12,927 including
      interest, with
      maturities through
      December 2006.
      Secured by real estate.                    $   914,426   $   980,203

    Notes payable at 7.75%
      to 9.50% (with blended
      rate of 8.15% at
      December 31, 1997),
      due in variable install-
      ments with maturities
      through November 2009.
      Secured principally by
      motel properties and
      assignment of rents.                        64,562,275    58,981,345
                                                 -------------------------
    Total long-term debt                          65,476,701    59,961,548

    Less current installments
      of long-term debt                            1,942,380     1,067,023
                                                 -------------------------
    Long-term debt, excluding
      current installments                       $63,534,321   $58,894,525
                                                 =========================


The company has a line of credit with a bank to fund future acquisitions and
construction of motel facilities.  During 1997, the   company refinanced its
line of credit. The line was reduced from $40,000,000 to $25,000,000. The line bears interest at the LIBOR rate plus 1.75% (7.98% at December 31,1997) on funds advanced and matures on June 1, 1999. Approximately $1,430,040 remained available on this line of credit at December 31, 1997. The company must pay an annual commitment fee of 1/4 of 1% on the unused portion of the commitment. The company paid commitment fees of approximately $28,393 in 1997 and $13,250 in 1996.

Borrowings under this line of credit are classified as long-term debt since the maturity is longer than one year and the company has the intent to maintain borrowings of at least the same amount for the next year.

As part of the refinancing of the line of credit, the company entered into a term loan with the same bank for the amount of $14,745,500. The rate of interest on the loan is fixed at 8.65% until June 1, 2002, at which time the rate of interest will be adjusted and fixed until maturity based on the weekly average of the five-year United States Treasury Security Index for the week immediately preceding April 15, 2002, plus 1.9%.

In May 1997, the company also entered into a promissory note with a bank for the amount of $4,500,000. The rate of interest on the note is 8.25% per annum until the date of maturity, May 19, 2002. No other significant changes occurred in long-term debt in 1997.

The company's loan agreements contain certain restrictions and covenants related to, among others, minimum debt service, maximum debt per motel room and maximum debt to tangible net worth. At December 31, 1997, the company was in compliance with these covenants. At December 31, 1997, all of the company's retained earnings were unrestricted and available for the payment of dividends under the most restrictive terms of the agreements.

The aggregate maturities of long-term debt for the five years following 1997 are as follows:


    1998         $  1,942,387
    1999           25,886,590
    2000            2,245,468
    2001            2,427,543
    2002           17,970,451
    Thereafter     15,004,262
                 ------------
                 $ 65,476,701
                 ============

                                      [16]

        Supertel Hospitality, Inc. and Subsidiaries 1997 Annual Report


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           Notes to Consolidated Financial
                            Statements


(4) INCOME TAXES
Income tax expense for the years ended December 31, 1997, 1996 and 1995 consisted of the following:

                              1997                               1996                                 1995
                --------------------------------   ---------------------------------   ----------------------------------
                   Current  Deferred       Total      Current   Deferred       Total      Current   Deferred        Total
                --------------------------------   ---------------------------------   ----------------------------------
    Federal     $1,707,866   367,000   2,074,866   $1,480,000    305,000   1,785,000   $1,635,000    278,000    1,913,000
    State          426,966    93,000     519,966      346,900     83,600     430,500      390,000     71,000      461,000
                --------------------------------   ---------------------------------   ----------------------------------
                $2,134,832   460,000   2,594,832   $1,826,900    388,600   2,215,500   $2,025,000    349,000    2,374,000
                ================================   =================================   ==================================

Income tax expense is reconciled with income taxes computed at the federal statutory rate of 34% for the years ended December 31, 1997, 1996 and 1995 as follows:

                                          1997           1996          1995
                                     -----------------------------------------
    Tax expense computed at
      federal statutory rate         $ 2,276,809    $ 1,899,494   $  2,039,424
    State income tax, net of
      federal tax effect                 343,178        284,130        304,260
    Other                                (25,155)        31,876         30,316
                                     -----------------------------------------
                                     $ 2,594,832    $ 2,215,500   $  2,374,000
                                     =========================================


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997, 1996 and 1995 are presented below:


                                                     1997         1996          1995
                                                --------------------------------------
    Deferred tax assets:
       Tax basis over book basis on property
        and equipment                           $     -       $     -        $ 337,001
       Other                                        10,400        34,400          -
                                                --------------------------------------
       Total deferred tax assets                    10,400        34,400       337,001
    Deferred tax liabilities:
       Book basis over tax basis on property
        and equipment                              497,722        76,157          -
    Book basis over tax basis on other assets       27,578        13,143         3,301
                                                --------------------------------------
    Total deferred tax liabilities                 525,300        89,300         3,301
    Net deferred tax assets (liabilities)       $ (514,900)   $  (54,900)    $ 333,700
                                                ======================================


There was no valuation allowance provided for deferred tax assets at December 31, 1997, 1996 or 1995.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods that the deferred tax assets are deductible, management believes it is more likely than not the company will realize the benefits of these deductible differences.

                                      [17]

        Supertel Hospitality, Inc. and Subsidiaries 1997 Annual Report


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           Notes to Consolidated Financial
                            Statements

(5) LEASES
The company has leases for outdoor advertising signs and various other items under noncancelable one- to 10-year agreements. Rental payments are expensed when incurred and charged to advertising expense. Future minimum lease payments required under noncancelable operating lease agreements at December 31, 1997 are as follows:

    1998          $ 435,678
    1999            198,479
    2000             63,684
    2001             24,733
    2002             18,695
    Thereafter       32,670
                  ---------
                  $ 773,939
                  =========

Rent expense incurred was $643,570 in 1997, $529,311 in 1996 and $391,082 in
1995.

(6) LITIGATION
The company is involved in various litigation incurred in the normal course of business. In the opinion of management, the ultimate disposition of this litigation will not have a material impact on the company's consolidated financial statements.

(7) STOCK OPTION PLAN
The company adopted stock option plans in 1997 and 1994 whereby stock options, stock appreciation rights, restricted stock and stock bonuses may be offered at the discretion of the compensation committee of the Board of Directors to key employees to acquire shares of common stock of the company. Also, each nonemployee director will annually receive an option to acquire 1,500 shares of common stock. An aggregate of 400,000 common shares may be issued and all shares subject to options may be purchased at a price not less than its fair market value at the date the options are granted. At December 31, 1997, there were 287,300 additional shares available for grant under the plan.

The per share weighted-average fair value of stock options granted during 1997, 1996 and 1995 was $3.99, $7.32 and $6.66, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1997 - expected dividend yield - 0%, risk-free interest rate of 6.0%, and an expected life of 5 years; 1996 - expected dividend yield - 0%, risk-free interest rate of 6.5%, and an expected life of 10 years; and 1995 - expected dividend yield - 0%, risk-free interest rate of 6.0%, and an expected life of 10 years.

The company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the company's net income would have been reduced to the pro forma amounts indicated below:


                                1997          1996          1995
                           ----------------------------------------
    Net income:
      As reported          $  4,101,665   $ 3,371,247   $ 3,624,307
      Pro forma               3,958,794     3,210,566     3,493,314
                           ========================================
    Net income
    per share -
    basic and
    diluted:
      As reported          $       0.85   $      0.70   $      0.75
      Pro forma                    0.82          0.66          0.72
                           ========================================




                                      [18]

        Supertel Hospitality, Inc. and Subsidiaries 1997 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           Notes to Consolidated Financial
                            Statements

Pro forma net income reflects only options granted in 1997, 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options' vesting period of 12 months and compensation cost for options granted prior to January 1, 1995 is not considered.

The changes in the outstanding stock options during the three years ended December 31, 1997 are summarized below:


                                   Number              Option price
                               of options           per share range
                               --------------------------------------
    Options outstanding
    at December 31, 1994            4,500          $  10.00  to 13.50
      Granted                      33,200             10.00  to 13.75
      Exercised                      -                     -
      Canceled                       (400)                13.50
                               --------------------------------------
    Options outstanding
    at December 31, 1995           37,300             10.00 to 11.125
      Granted                      36,600             10.00 to 11.125
      Exercised                      -                     -
      Canceled                     (1,000)               13.50
                               --------------------------------------
    Options outstanding
    at December 31, 1996           72,900             10.00 to 13.75
      Granted                      59,700              8.50 to 10.00
      Exercised                      -                     -
      Canceled                    (19,900)            10.00 to 13.50
                               --------------------------------------
    Options outstanding
    at December 31, 1997          112,700          $   8.50 to 13.75
                               ======================================
    Options exercisable
    at December 31, 1997           56,000          $  10.00 to 13.75
                               =======================================


(8) RELATED PARTY TRANSACTION
The company leased an airplane from a company owned by certain officers of the company. The company paid approximately $14,000 in 1995 related to this lease. The lease was terminated in 1995.

(9) PROFIT-SHARING PLAN
Beginning in July 1996, the company began sponsoring a nonstandardized 401(k) profit-sharing plan and trust covering certain eligible full-time employees. The company contributions provided for by the plan equal 50% of the participants' contributions not to exceed 4% of the participant's compensation. The company contributed and expensed approximately $41,000 and $18,000 in 1997 and 1996, respectively.

(10) ACQUISITION OF OPERATING PROPERTIES
During 1996, the company acquired for cash seven motel operating properties. For consolidated financial statement purposes, the acquisitions were accounted for as purchases. The following unaudited pro forma consolidated results of operations have been prepared as if the acquisitions had occurred at the beginning of fiscal 1996:


                                          1996            1995
                                              (Unaudited)
                                      ---------------------------
    Pro forma:
    Net revenue                       $39,610,881     $35,427,266
      Net income                        3,504,152       3,985,713
    Net income per share                    -
      basic and diluted                      0.72            0.82
                                      ===========================

The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the periods presented, nor do they purport to be indicative of the results that will be obtained in the future. There were no significant acquisitions in 1997.


                                     [19]

       Supertel Hospitality, Inc. and Subsidiaries 1997 Annual Report

QUARTERLY FINANCIAL INFORMATION (Unaudited)
            Quarterly Financial Information



     (Dollars in thousands, except per share data)


                                             Net income per
                Motel   Operating       Net   share - basic     Shares    Stock market prices
             revenues      income    income     and diluted      (000)       High      Low
---------------------------------------------------------------------------------------------
1997
First        $  9,066    $  1,356  $    217         $  0.05      4,840     $ 11.00  $ 8.88
Second         12,317       3,442     1,345            0.28      4,840        9.25    8.00
Third          13,464       4,008     1,731            0.36      4,840       12.00    8.25
Fourth         11,498       2,315       809            0.17      4,840       11.63   10.00
---------------------------------------------------------------------------------------------
Year           46,345      11,121     4,102            0.85      4,840       12.00    8.00
=============================================================================================

1996
First        $  7,257    $  1,364  $    426         $  0.09      4,840     $ 11.25  $ 9.75
Second          9,469       2,540     1,050            0.22      4,840       11.75    8.77
Third          11,442       3,155     1,281            0.26      4,840       11.00    9.00
Fourth          9,664       2,045       614            0.13      4,840        9.63    8.88
---------------------------------------------------------------------------------------------
Year           37,832       9,104     3,371            0.70      4,840       11.75    8.77
=============================================================================================

Net income per share is computed independently for each of the quarters. Therefore, the sum of the quarterly income per share may not equal the total for the year.


                                      [20]